SINO CLEAN ENERGY INC.
Room 1502, Building D, Wangzuo International City Building
No. 1Tangyuan Road, Gaoxin District
Xi’an, Shaanxi Province, PRC

January 18, 2012

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Sino Clean Energy Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended September 30, 2011
Filed November 18, 2011
Response dated December 15, 2011
File No. 001-34773

Dear Mr. Decker:

Sino Clean Energy Inc., a Nevada corporation (“Sino Clean” or the “Company”), is in receipt of the letter issued on December 27, 2011 (the “Staff’s Letter”) addressed to Mr. Baowen Ren, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “10-Q”) and Company’s response dated December 15, 2011 to Staff’s comments.

We hereby provide responses to the comments.  In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for Year ended December 31, 2010

Security Ownership of Certain Beneficial Owners and Management, page 65

1. You disclose that Mr. Zhou holds beneficially 750,000 shares of the company’s common stock. In the definitive proxy filed on October 17, 2011, Mr. Zhou is reported to beneficially own 75,260 shares of common stock. No Form 4 appears to have been filed to report a statement of change in his beneficial ownership (refer to Rule 16(a)(3) of the Exchange Act). Please explain to us the reasons behind Mr. Zhou’s change in beneficial ownership and ensure that your future filings include adequate Item 405 of Regulation S-K disclosure.

COMPANY RESPONSE : It was brought to the attention of management during the course of preparing the response to this comment, that Mr. Zhou had made several transfers of his shares of common stock beneficially during 2008, which inadvertently were not filed on a Form 4.  As disclosed in the Company’s prior periodic reports, on June 30, 2008, Mr. Zhou received 7,500,000 shares of common stock as consideration for his sale of 20% ownership interest in Suo’ang New Energy.  Subsequently, Mr. Zhou transferred 6,747,400 shares and continued to maintain 752,600 shares of common stock.  The definitive proxy statement filed on October 17, 2011 is accurate as it reflects Mr. Zhou’s ownership of 75,260 shares of common stock, which reflects the 1-for-10 reverse stock split effected on May 7, 2010.  Mr. Zhou will rectify the missed filings and will file a Form 4 to reflect the prior transfers.  The Company will ensure that its future filings include adequate Item 405 of Regulation S-K disclosure.

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Mr. Rufus Decker
January 18, 2012

Form 10-Q for the Period ended September 30, 2011

Management’s Discussion and Analysis, page 20

2. We note your response to comment three in our letter dated December 1, 2011. You provide a table on page six of your response which shows the percentage of allowance for doubtful accounts applied to each accounts receivable aging category. Based on this table and the aging provided on page five of your response, it appears that your allowance should be approximately $3.6 million. Please reconcile between this allowance amount determined under your aging method and the actual allowance amount recorded of $1.1 million. In light of the factors that you note led to an increase in accounts receivable, including the tightening credit environment and the suspended operation of the Shenyang facility, please help us understand how you determined the allowance as determined by the aging method should be reduced. Please also further clarify your disclosures to address how you determine your allowance for doubtful accounts, including when and why you make reductions to the allowance as determined under the aging method. Please show us in your supplemental response what the revisions will look like in future filings.

COMPANY RESPONSE : The Company normally grants 60 days credit for a customer to pay for a purchase. The Company provides allowance for doubtful accounts for overdue receivables on the following basis.

Basis for allowance for doubtful accounts :

		% allowance for
Aging	Overdue	doubtful accounts

1 - 30 days	current	0%
31 - 60 days	current	0%
61 - 90 days	1 - 30 days	8%
91 - 120 days	31 - 60 days	20%
121 - 150 days	61 - 90 days	40%
151 - 180 days	91 - 120 days	60%
over 180 days	over 120 days	100%

The following table set forth the detailed calculation of the allowance for doubtful accounts as at September 30, 2011.

Mr. Rufus Decker
January 18, 2012

As at September 30, 2011
(In USD'000)	Total	1-30	31 - 60	61 - 90	91 - 120	121 - 150	151 - 180	0ver 180

Accounts receivables	13,236	5,717	4,494	1,316	67	122	1,511	9
Allowance for doubtful accounts in %		0%	0%	8%	20%	40%	60%	100%
Allowance for doubtful accounts	(1,083)	0	0	(105)	(13)	(49)	(907)	(9)
Net accounts receivables	12,153	5,717	4,494	1,211	54	73	604	0

Taking into account the above calculations, it is important to observe that:

(1) 100% of accounts receivables as of December 31 2010 of $3,856,941 have been collected.

(2) As of January 14, 2012, $11,154,647 of accounts receivables that were outstanding as of September 30, 2011 has been collected. This represents 84% of the September 30, 2011 accounts receivable of $13,235,654. Of the remaining balance of $2,081,007, a provision for uncollectible accounts of $1,083,006 has been provided for.

Included in the remaining balance of $2,081,007 is $1,170,910 due from Xin Xing Industry Group, $403,922 due from Guangzhou Longzheng Eco-equipment Co. Ltd, and $497,175 due from other customers. The Company expects to collect all of the outstanding receivables due from Xin Xing Industry Group and Guangzhou Longzheng Eco-equipment Co. Ltd.  As of January 14, 2012, Xin Xing Industry Group and Guangzhou Longzheng Eco-equipment have paid 74% and 68% respectively of their outstanding September 30, 2011 accounts receivable and the Company expects to collect 100% of the remaining balances by February 2012.  Management believes the balance of the September 30, 2011 accounts receivable of $497,175 is adequately provided for in the Company’s allowance for doubtful accounts analysis as of September 30, 2011.

(3) The Company has a short history of establishing its bad debt provision policy based on the aging method. However, the Company has duly taken into consideration pertinent factors including collection history, aging, background check of customers, subsequent settlement and market information to assess the adequacy of the allowance for bad debts.

In conclusion, the Company believes that the current policy is reasonable and adequate.

The following disclosure will be included in the Company’s future filing:

Aging of our receivables as of September 30, 2011 and December 31, 2010 is as follows (in thousands) :

Mr. Rufus Decker
January 18, 2012

	September 30,	December 31,
	2011	2010
	(Unaudited)

1 - 30 days	5,717	3,857
31 - 60 days	4,494	-
61 - 90 days	1,316	-
91 - 120 days	67	-
Over 120 days	1,642	-
Reserve	(1,083)	-
Total	12,153	3,857

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122, or Jessica Yuan, Esq., of Loeb & Loeb LLP at (212) 407-4928.

Sincerely,

/s/ Baowen Ren
Baowen Ren
Chief Executive Officer